Exhibit 99.1

Acorn International Enters into Definitive Merger Agreement for Going Private Transaction

SHANGHAI, October 12, 2020 -- Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with First Ostia Port Ltd., a Cayman Islands exempted company (the “Controlling Shareholder”) and its wholly owned subsidiary Second Actium Coin Ltd., a Cayman Islands exempted company (“Merger Sub”), pursuant to which, the Merger Sub will merge with and into the Company thereby becoming a wholly-owned subsidiary of the Controlling Shareholder (the “Merger”). The Company will be acquired in an all-cash transaction by the Controlling Shareholder.

Pursuant to the terms of the Merger Agreement, each ordinary share, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing twenty Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement) shall be cancelled in exchange for the right to receive $1.05 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents twenty Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive $21.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Merger Agreement.

The Per Share Merger Consideration represents a premium of 44.1% over the Company’s closing price of US$14.57 per ADS as quoted on the New York Stock Exchange (“NYSE”) on August 17, 2020, the last trading day prior to the day when the Company received a non-binding “going private” proposal from the Controlling Shareholder. The Merger Consideration also represents an increase of approximately 38.0% over the US$15.22 per ADS offered by the Controlling Shareholder in its revised “going-private” proposal on August 18, 2020, and a premium of approximately 39.4% over the Company’s closing price of US$15.07 per ADS on October 9, 2020, the last trading day prior to issuance of this press release.

The Controlling Shareholder intends to fund a substantial portion of the consideration for the Merger in the form of debt funding from a third-party lender and has delivered to the Company duly executed copies of the Loan and Security Agreement.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close during the last quarter of 2020, is subject to customary closing conditions, including the approval of the Merger Agreement by a requisite Company vote of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. The Company will call a shareholders meeting for the purpose of voting on the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement as soon as practicable. If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by the Controlling Shareholder and, as a result of the Merger, the Company will no longer be listed on the NYSE.

Duff & Phelps, LLC  is serving as the financial advisor to the Special Committee. Hogan Lovells International LLP is serving as the U.S. legal counsel to the Special Committee.

Jean M. Roche & Associates is serving as the U.S. legal counsel to the Controlling Shareholder.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit https://www.acorninternationalgroup.com/.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “would,” “potential,” “proposal” and similar statements. Such statements are based on current expectations and current economic, market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, including whether certain conditions precedent to the Merger will be satisfied, which (if they are not) would mean the Merger may not close, and may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalgroup.com	www.compassinvestorrelations.com

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